Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

April 22, 2024

VIA EDGAR

Attention:	Nudrat Salik
Michael Fay

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Global Partner Acquisition Corp II
Form 10-K for the Year Ending December 31, 2023
Filed March 19, 2024
Form No. 001-39875

Ladies and Gentlemen:

This letter sets forth the response of Global Partner Acquisition Corp II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 16, 2024, with respect to the above referenced Annual Report on Form 10-K for the year ending December 31, 2023 (the “Form 10-K”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the Form 10-K (the “Revised Form 10-K”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Form 10-K. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Annual Report on Form 10-K Filed March 19, 2024

Item 9A. Controls and Procedures, page 71

1.	Please revise the following in an amendment to your Form 10-K:

●	Pursuant to Item 307 of Regulation S-K, please clearly disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report; and

●	Pursuant to Item 308(a)(3) of Regulation S-K, please clearly disclose management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the required disclosure in the Revised Form 10-K.

Please contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Peter Seligson, P.C., Kirkland & Ellis LLP
Anne G. Peetz, Kirkland & Ellis LLP